Exhibit 77C

THE ROYCE FUND

Royce Select Fund I
Royce Select Fund II
Royce Global Select Long/Short Fund
Royce Enterprise Select Fund
Royce Opportunity Select Fund

At a Special Meeting of Shareholders held on September 27, 2012, the Funds' shareholders approved the following:

1.	To approve the proposed new Investment Advisory Agreement for each Fund.
		For	Against	Abstain
	Royce Select Fund I	1,315,647	115,714	9,619
	Royce Select Fund II	174,880	5,608	0
	Royce Global Select Long/Short Fund	878,708	140,610	61,286
	Royce Enterprise Select Fund	107,793	0	0
	Royce Opportunity Select Fund	171,510	9,398	0

2.	To approve the elimination of the fundamental investment restriction that limits investment in the securities of foreign issuers.
		For	Against	Abstain
	Royce Select Fund I	1,362,967	70,140	8,233